Filed Pursuant to Rule 433
Registration No. 333-223208
March 14, 2019
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018,
Equity Index Underlying Supplement dated February 26, 2018
and Index Supplement dated April 28, 2017)

HSBC USA Inc.

# 2% Limited Loss Notes Linked to the Hang Seng China Enterprises Index



**Linked to the Hang Seng China Enterprises Index (the "Reference Asset")**

► If the Reference Asset declines, 1:1 downside exposure to any decreases in the reference asset, subject to a minimum payment of 98% of the principal at maturity

► 1.00x exposure to any positive return of the Reference Asset, subject to a maximum return of at least 25.00% (to be determined on the Pricing Date)

► Approximately a 3 year maturity

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The 2% Limited Loss Notes linked Hang Seng China Enterprises Index (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or Index Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $960 and $985 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-3 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

| | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000.00 | | |
| Total | | | |

[1] HSBC USA Inc. or one of our affiliates may pay underwriting discounts of up to 1.50% per $1,000 Principal Amount per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

| The Notes: | | |
|---|---|---|
| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |

HSBC

## Indicative Terms[1]

| | |
|---|---|
| **Principal Amount** | $1,000 per Note |
| **Term** | Approximately 3 years |
| **Reference Asset** | Hang Seng China Enterprises Index (Ticker: "HSCEI") (the "Index") |
| **Upside Participation Rate** | 100% (1.00x) exposure to any positive Reference Return |
| **Maximum Cap** | At least 25.00% (to be determined on the Pricing Date). |
| **Reference Return** | Final Level – Initial Level / Initial Level |
| **Payment at Maturity per Note** | **If the Reference Return is greater than zero,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:<br><br>a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and<br>b) $1,000 + ($1,000 × Maximum Cap*).<br>**If the Reference Return is less than or equal to zero**, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to:<br><br>$1,000 + ($1,000 × Reference Return), *subject to the Minimum Payment.* |
| **Minimum Payment** | $980 per $1,000 in Principal Amount |
| **Initial Level** | The official Closing Level of the Reference Asset on the Pricing Date |
| **Final Level** | The official Closing Level of the Reference Asset on the Final Valuation Date |
| **Pricing Date** | March 21, 2019 |
| **Trade Date** | March 21, 2019 |
| **Original Issue Date** | March 26, 2019 |
| **Final Valuation Date**[2] | March 23, 2022 |
| **Maturity Date**[2] | March 28, 2022 |
| **CUSIP/ISIN** | 40435UJQ8 / US40435UJQ85 |

[1] As more fully described on page FWP-3.
[2] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.
*To be determined on the Pricing Date and will not be less than 25.00%.

## The Notes

The Notes are designed for investors who believe the Reference Asset will appreciate over the term of the Notes. If the level of the Reference Asset decreases, you will lose 1% of your investment for every 1% decrease in the level of the Reference Asset. In no case will the Payment at Maturity be less than the Minimum Payment of $980 per $1,000 Principal Amount, subject to the credit risk of HSBC. If the Reference Asset appreciates over the term of the Notes, you will realize a return equal to 100% (1.00x) of the Reference Asset appreciation, subject to a Maximum Cap of at least 25.00% (to be determined on the Pricing Date).

Regardless of the Index performance, investors will receive at least the Minimum Payment at maturity, subject to the Issuer's credit risk.



# HSBC USA Inc.
# 2% Limited Loss Notes



**Linked to the Hang Seng China Enterprises Index**

This free writing prospectus relates to a single offering of 2% Limited Loss Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes.**

**This free writing prospectus relates to an offering of Notes linked to the performance of the Hang Seng China Enterprises Index (the "Index"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | Hang Seng China Enterprises Index (Ticker: "HSCEI") |
| **Trade Date:** | March 21, 2019 |
| **Pricing Date:** | March 21, 2019 |
| **Original Issue Date:** | March 26, 2019 |
| **Final Valuation Date:** | March 23, 2022, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, which is expected to be  March 28, 2022. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Upside Participation Rate:** | 100% (1.00x) exposure to any positive Reference Return |
| **Maximum Cap** | At least 25.00% (to be determined on the Pricing Date) |
| **Minimum Payment:** | $980 per $1,000 in Principal Amount |
| **Payment at Maturity per Note:** | ***If the Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to  the lesser of: <br> a) $1,000 + ($1,000 × Reference Return ×  Upside Participation Rate); and <br> b) $1,000 + ($1,000 × Maximum Cap\*) <br> \*To be determined on the Pricing Date and will not be less than 25.00%. <br> ***If the Reference Return is less than or equal to zero,***  you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to: <br><br> $1,000 + ($1,000 × Reference Return), *subject to the Minimum Payment* <br><br> Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is below zero. In no case will the Payment at Maturity be less than the Minimum Payment. For example, if the Reference Return is -1%, you will suffer a 1% loss and receive 99% of the Principal Amount, subject to the credit risk of HSBC.  If the Reference Return is less than zero, you will lose some (up to 2%) of your investment. |
| **Reference Return:** | The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$ |
| **Initial Level:** | The Official Closing Level of the Reference Asset on the Pricing Date. |
| **Final Level:** | The Official Closing Level of the Reference Asset on the Final Valuation Date. |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **CUSIP/ISIN:** | 40435UJQ8 / US40435UJQ85 |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes will less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.*

## GENERAL

This free writing prospectus relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and Index Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

**If the Reference Return is greater than zero**, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
    (b) $1,000 + ($1,000 × Maximum Cap*).

*To be determined on the Pricing Date and will not be less than 25.00%.

**If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Level,** you will receive $1,000 per $1,000 Principal Amount (zero return).

**If the Reference Return is less than the Buffer Level,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

    $1,000 + [$1,000 × (Reference Return + 10.00%)].

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is below zero. In no case will the Payment at Maturity be less than the Minimum Payment. For example, if the Reference Return is -1%, you will suffer a 1% loss and receive 99% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than zero, you will lose some (up to 2%) of your investment.**

### Interest

The Notes will not pay interest.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

### Reference Sponsor

Hang Seng Indexes Company Limited is the reference sponsor.

# Information about the Reference Asset

The Reference Asset consists of stocks of companies associated with the People's Republic of China with a listing on the main board of the Stock Exchange of Hong Kong..

***For more information about the Reference Asset, see "Description of the Reference Asset" in this document and "The Hang Seng China Enterprises® Index" beginning on page S-17 of the accompanying Equity Index Underlying Supplement.***



The graph above illustrates the performance of the Reference Asset from March 12, 2009 through March 12, 2019, as reported on the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset, please see "The Hang Seng China Enterprises® Index" on page FWP-17 of this free writing prospectus. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

# Hypothetical Scenarios

Examples below are for purposes of illustration only. They show hypothetical returns on the Notes, assuming the following:

- Maximum Cap of 25%
- Initial Level of 100
- Initial Investment of $1,000

For a more in-depth hypothetical analysis, see "Illustrative Examples" herein.

## Scenario 1
**The Index *has increased by* 20% at maturity. The return on the Notes is 20%.**



| Scenario 1 | | |
|---|---|---|
| Initial Level | | 100 |
| Final Level | | 120 |
| Index Return | | 20% |
| Participation Rate | | 100% |
| Maximum Cap | | 25% |
| **Return on the Notes** | **20% x 100%** | **20%** |

Because the Index Return is greater than zero, but less than the Maximum Cap, the **Return on the Notes** will equal the Index Return. You will receive $1,200 per Note at maturity.

## Scenario 2
**The Index *has increased by* 40% at maturity. The return on the  Notes is 25%.**



| Scenario 1 | | |
|---|---|---|
| Initial Level | | 100 |
| Final Level | | 120 |
| Index Return | | 20% |
| Participation Rate | | 100% |
| Maximum Cap | | 25% |
| **Return on the Notes** | | **25%** |

Because the Index Return is greater than zero and greater than the Maximum Cap, the **Return on the Notes** will equal the Maximum Cap. You will receive $1,250 per Note at maturity.

**Scenario 3**
**The Index *has decreased by* 30% at maturity. The return on the Notes is -2%, a payment of 98% of the Principal Amount at maturity.**



| Scenario 2 | |
| --- | --- |
| Initial Level | 100% |
| Final Level | 70% |
| Index Return | -30% |
| Participation Rate | 100% |
| Maximum Cap | 25% |
| **Return on the Notes** | **-2%** |

Because the Reference Return is less than -2%, the **Return on the Notes** will equal -2%. You will only receive the Minimum Payment of $980 per Note at maturity.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You seek an investment with a return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the Notes.

▶ You are willing to invest in the Notes based on the Maximum Cap of 25% (to be determined on the Pricing Date), which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below zero and are willing to lose up to 2% of the Principal Amount.

▶ You understand the Index and the risks associated with an investment linked to the Index.

▶ You are willing to accept the risk and return profile of the Notes versus conventional notes with a comparable maturity issued by the Issuer or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of securities included in the Reference Asset.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the Notes based on the Maximum Cap of 25% (to be determined on the Pricing Date), which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below zero and are unwilling to lose up to 2% of the Principal Amount.

▶ You do not understand the Index and the risks associated with an investment linked to the Index.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional notes with comparable maturities issued by the Issuer or another issuer with a similar credit rating.

▶ You prefer to receive dividends or other distributions paid to holders of securities included in the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

# RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the components included in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying Equity Index Underlying Supplement and prospectus supplement, including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— General Risks Related to Indices" in the Equity Index Underlying Supplement;

▸ "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▸ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

### *Risk Relating to the Notes*

**Your investment in the Notes may result in a loss.**

You will be exposed to the decline in the Final Level from the Initial Level on a 1:1 basis, subject to the Minimum Payment. Accordingly, if the Reference Return is less than zero, you will lose 1% of the Principal Amount for each 1% that the Reference Return is less than zero. You will lose up to 2% of your investment at maturity if the Reference Return is less than zero.

**The Notes do not pay interest.**

The terms of the Notes differ from those of ordinary debt securities in that the Notes do not pay interest. Your return on the Notes may be negative. Even if the return on the Notes is positive, that return may be less than the return available on a conventional fixed or floating rate debt security with a similar maturity, and may not be sufficient to offset factors, such as inflation, that affect the time value of money.

**The appreciation on the Notes is limited by the Maximum Cap.**

You will not participate in any appreciation in the level of the Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap of at least 25.00% (to be determined on the Pricing Date). You will not receive a return on the Notes greater than the Maximum Cap.

**The amount payable on the Notes is not linked to the level of the Index at any time other than on the Final Valuation Date.**

The Final Level will be the Closing Level of the Index on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the level of the Index appreciates during the term of the Notes on days other than the Final Valuation Date, but then decreases on the Final Valuation Date, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Index prior to such decrease. Although the actual level of the Index on the Maturity Date or at other times during the term of the Notes may be higher than the Final Level, the Payment at Maturity will be based solely on the Closing Level of the Index on the Final Valuation Date.

**The Notes are subject to our credit risk.**

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity and the Upside Payment, if payable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**There are no dividend payments or voting rights.**

As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights as would holders of the stocks held by the Index Constituents.

**Changes that affect the Reference Asset may affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor of the Reference Asset, which is our affiliate, HSBC Bank plc, concerning additions, deletions and substitutions of the constituents included in the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes and their return.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, may be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**
The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and may be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as the Index owner, the calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Risks associated with non-U.S. companies.**

The level of the Reference Asset depends upon the stocks of non-U.S. companies, and thus involves risks associated with People's Republic of China. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the People's Republic of China, including changes in governmental, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. Those foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the securities.

**The Securities will not be adjusted for changes in exchange rates.**

Although the equity securities included in the Reference Asset are traded in Hong Kong dollars, and the securities are denominated in U.S. dollars, the amount payable on the securities, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the Hong Kong dollar. Changes in exchange rates, however, may reflect changes in the applicable non-U.S. economies which in turn may affect the level of the Reference Asset, and therefore the securities.

**Risks associated with emerging markets.**

An investment linked to the Reference Asset involves risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

**Tax treatment.**

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustration purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Index. We cannot predict the Closing Level of the Index on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level of the Index used in the illustrations below is not the actual Initial Level of the Index. You should not take these examples as an indication or assurance of the expected performance of the Index. The numbers appearing in the examples below have been rounded for ease of analysis.

The following table and examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 deposit in the Notes. The table and the examples below assume that the Notes are held to maturity, that the hypothetical Initial Level of the Index is 1,000 and that the hypothetical Maximum Cap is 25%. The actual Initial Level and Upside Maximum Cap will be determined on the Pricing Date.

| Final Level | Reference Return | Payment at Maturity | Return on the Notes |
|---|---|---|---|
| 2000.00 | 100.00% | $1,250.00 | 25.00% |
| 1800.00 | 80.00% | $1,250.00 | 25.00% |
| 1600.00 | 60.00% | $1,250.00 | 25.00% |
| **1250.00** | **25.00%** | **$1,250.00** | **25.00%** |
| 1200.00 | 20.00% | $1,200.00 | 20.00% |
| 1100.00 | 10.00% | $1,100.00 | 10.00% |
| **1000.00** | **0.00%** | **$1,000.00** | **0.00%** |
| 990.00 | -1.00% | $990.00 | -1.00% |
| **980.00** | **-2.00%** | **$980.00*** | **-2.00%** |
| 950.00 | -5.00% | $980.00 | -2.00% |
| 900.00 | -10.00% | $980.00 | -2.00% |
| 800.00 | -20.00% | $980.00 | -2.00% |
| 600.00 | -40.00% | $980.00 | -2.00% |
| 400.00 | -60.00% | $980.00 | -2.00% |
| 200.00 | -80.00% | $980.00 | -2.00% |
| 0.00 | -100.00% | $980.00 | -2.00% |

* In no case will the Payment at Maturity will be less than the Minimum Payment of $980 per $1,000 in Principal Amount.

The Notes are not intended to be short-term trading instruments and should be held to maturity. The price at which you will be able to sell your Notes prior to maturity may be substantially less than the Principal Amount of the Notes, even in cases where the level of the Index has increased since the Pricing Date. The potential returns described here assume that your Notes are held to maturity.

**Example 1: The Index level increases 10% over the term of the Notes.**

| | |
|---|---|
| Initial Level: | 1000 |
| Final Level: | 1100 |
| Reference Return: | 10% |
| Maximum Cap | 25% |
| Upside Participation Rate: | 100% |
| Upside Payment: | $100 |

In this example, you will receive a payment of $1,100 per $1,000 Principal Amount at maturity.

At maturity, since the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, investors will receive a Payment at Maturity that equals the Principal Amount plus the Upside Payment. The Upside Payment equals the Principal Amount multiplied by the Reference Return and the Upside Participation Rate. Since the Reference Return is 10%, the Notes would pay $1,100 per $1,000 Principal Amount at maturity.

Example 1 shows that when the Reference Asset appreciates and such Reference Return multiplied by the Upside Participation Rate does <u>not</u> exceed the Maximum Cap, the investor will receive a return equal to the Upside Payment.

**Example 2: The Index level increases over the term of the Notes.**

| | |
|---|---|
| Initial Level: | 1000 |
| Final Level: | 1400 |
| Reference Return: | 40% |
| Maximum Cap | 25% |
| Upside Participation Rate: | 100% |
| Maximum Payment: | $250 |

In this example, you will receive a payment of $1,250 per $1,000 Principal Amount at maturity.

At maturity, since the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, investors will receive a Payment at Maturity that equals the Principal Amount plus the Maximum Cap. Since the Reference Return is 40%, the Notes would pay $1,250 per $1,000 Principal Amount at maturity.

Example 2 shows that when the Reference Asset appreciates and such Reference Return multiplied by the Upside Participation Rate exceeds the Maximum Cap, the investor will receive a return equal to the Maximum Payment.

**Example 3: The Index level decreases over the term of the Notes.**

| | |
|---|---|
| Initial Level: | 1000 |
| Final Level: | 700 |
| Reference Return: | -30% |
| Upside Participation Rate: | 100% |
| Upside Payment: | Not Applicable |
| Minimum Payment: | $980 per $1,000 in Principal Amount |

In this example, you will receive a payment of $980 per $1,000 Principal Amount at maturity.

Since the Reference Return is negative, investors will receive a Payment at Maturity that is less than the Principal Amount. Because the Reference Return is less than -2%, the Notes would pay $980 per $1,000 in Principal Amount at maturity.

Example 3 shows that where the Reference Return is less than zero, the investor will lose 1% for every 1% decrease in the level of the Reference Asset. In no case will the Payment at Maturity be less than the Minimum Payment of $980 per $1,000 Principal Amount.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

# U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Mayer Brown LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes —Contingent Notes," in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 3.03% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,094.04 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

| Year | OID |
|------|------|
| 2019 | $23.24 |
| 2020 | $31.00 |
| 2021 | $31.94 |
| 2022 | $7.84 |

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon the actual term of the Notes and market conditions on the date the Notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 10th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

# DESCRIPTION OF THE REFERENCE ASSET

**General**

This free writing prospectus is not an offer to sell and it is not an offer to buy any of the securities included in the Reference Asset. All disclosures contained in this document regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Reference Asset that is contained in this document. You should make your own investigation into the Reference Asset.

**The Hang Seng China Enterprises Index (the "HSCEI")**

The Hang Seng China Enterprises Index (the "HSCEI") is calculated, maintained and published by Hang Seng Indexes Company Limited ("HSIL"), a wholly owned subsidiary of Hang Seng Bank, in concert with the HSI Advisory Committee. HSIL has no obligation to continue to publish, and may discontinue publication of, the HSCEI at any time. The information herein with respect to the HSCEI supplements and, to the extent inconsistent, overrides the information in the Equity Index Underlying Supplement under "The Hang Seng® China Enterprises Index." Any information regarding the HSCEI reflects the policies of, and is subject to change by HSIL.

**General**

The HSCEI is compiled, published and managed by HSIL in concert with the HSI Advisory Committee. HSCEI is a free float-adjusted market capitalization weighted index with a 10% cap on individual constituent weightings. HSCEI was launched on August 8, 1994, and was re-based as of January 3, 2000 with a value of 2,000. The HSCEI is reviewed quarterly with data cut-off dates as of the end of March, June, September and December each year.

*Composition and Selection Criteria.* The HSCEI is comprised of H-shares, which are Hong Kong listed shares of companies incorporated in mainland China ("H-share Companies"), Red-chips, which are Hong Kong listed shares of companies based in mainland China controlled, directly or indirectly, by the Chinese government and incorporated outside of mainland China ("Red-chip Companies"), and P-chips, which are Hong Kong listed shares of private Chinese companies incorporated outside of mainland China ("P-chip Companies"). The number of constituent stocks is fixed at 50, consisting of 40 H-shares and a total of 10 Red-chips and P-chips. Different eligibility screenings are applied for Red-chip and P-chip constituents than are applied for H-share constituents.

*H-shares Selection.* H-share Companies with a primary listing on the main board of the stock exchange of Hong Kong are eligible as constituents of the HSCEI, excluding stocks that are secondary listings, preference shares, REITs, debt securities, mutual funds and other derivatives. A component stock is selected or removed from HSCEI in the quarterly review process based on the following selection criteria:

> *Listing history requirement.* Stocks should be listed for at least one month prior to the review cut-off date.

> *Turnover screening.* Stocks must have 0.1% turnover velocity for at least ten out of the latest twelve months to maintain their inclusion or to be newly included in the HSCEI. New entrants must also have 0.1% turnover velocity in each of the latest three months. Stocks with a trading history of less than six months must have at least 0.1% turnover velocity in all trading months. Stocks with a trading history of between six and twelve months cannot have more than one month in which they failed to attain a turnover velocity of at least 0.1% and must have attained a turnover velocity of at least 0.1% for each of the latest three months if it is not an existing constituent.

> Turnover velocity for a given month is calculated as the median of shares traded daily over that month divided by the total free float-adjusted issued shares at month end.

> *Ranking by combined market capitalization.* The H-share stocks satisfying the listing history requirement and turnover screening test will be ranked by highest combined market capitalization, which is calculated for each stock by adding 50% of full market capitalization to 50% of free float-adjusted market capitalization. Existing H-share constituents ranked 49th or lower are removed from HSCEI while non-constituents ranked 32nd or higher are included. Stocks will thereafter be removed (by lowest combined market capitalization) or added (by highest combined market capitalization) until the number of H-share constituents reaches 40.

*Red-chip and P-chip Selection.* Along with the eligibility criteria applied to eligible H-share Companies, P-chip Companies and Red-chip Companies must meet the following additional eligibility criteria:

> *Listing history requirement.* Stocks should be listed for at least one month prior to the review cut-off date. Constituent stocks listed through an IPO should be listed for at least three years, starting from the listing date to the review cut-off date; constituent stocks listed through a backdoor listing should be listed for at least six years starting from the listing date to the review cut-off date.

> *Price volatility requirement.* The past one-month, three-month and twelve-month historical price volatility (i.e., standard deviation of the daily logarithmic return for the past one, three and 12 months to the data cut-off date) of a potential constituent should not be more than three times the historical price volatility for the index for the respective period.

> *No suspension requirement.* A stock will not be eligible if its trading has been suspended for a complete month in the past one month before the review cut-off date.

*Financial requirement.* A company's net profit attributable to its equity holders, net cash generated from operating activities and cash dividends must be greater than zero for the past three consecutive fiscal years.

*Ranking by combined market capitalization.* The Red-chip and P-chip stocks satisfying the above requirements will be ranked by highest combined market capitalization, which is calculated for each stock by adding 50% of full market capitalization to 50% of free float-adjusted market capitalization. The top ten eligible Red-chip and P-chip stocks with the highest combined market captalization will be selected as constituents.

*Transition period.* Red-chip and P-chip stocks were initially selected at the March 2018 rebalancing and are being added in 5 phases over a period of 12 months (the "Transition Period"). Subject to HSIL's right to make changes to the Red-chip and P-chip constituents in the case of any exceptional circumstances, Red-chip and P-chip constituents will remain unchanged until the end of the Transition Period.

*Calculation methodology.* HSCEI is calculated using a free float-adjusted market capitalization weighting. Under this calculation methodology, shares held by any entities (excluding custodians, trustees, mutual funds and investment companies) which control more than 5% of shares are excluded for index calculation:

*Strategic holdings* (governments and affiliated entities or any other entities which hold substantial shares in the company would be considered as non-freefloat unless otherwise proved);

*Directors' and management holdings* (directors, members of the board committee, principal officers or founding members);

*Corporate cross holdings* (publicly traded companies or private firms / institutions); and

*Lock-up shares* (shareholdings with a publicly disclosed lock-up arrangement.

A free float-adjusted factor for each constituent, representing the proportion of shares that is free floated as a percentage of the issued shares, is rounded up to the nearest 1% where the free float is below 10% and otherwise rounded up to the nearest 5% for the calculation of HSCEI, and is updated quarterly.

A cap of 10% on individual stock weightings is applied and a cap factor is calculated quarterly to ensure that no individual constituent is weighted in excess of the cap on a given index capping date.

An inclusion factor will be applied to Red-chip and P-chip constituents in each of the five rebalancing during the Transition Period. The inclusion factors for the rebalancing are listed below:

| Rebalancing Month | Inclusion Factor |
|---|---|
| March 2018 | 0.2 |
| June 2018 | 0.4 |
| September 2018 | 0.6 |
| December 2018 | 0.8 |
| March 2019 | 1.0 |

**Historical Performance of the Reference Asset**

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from March 12, 2009 through March 12, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Levels on the Averaging Dates. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.



## TABLE OF CONTENTS

### Free Writing Prospectus



### Equity Index Underlying Supplement



### Prospectus Supplement



### Prospectus



**You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement, and prospectus is correct on any date after their respective dates.**

# HSBC USA Inc.

## $ 2% Limited Loss Notes Linked to the Hang Seng China Enterprises Index

## March 14, 2019

## FREE WRITING PROSPECTUS